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                               December 15, 2023

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       175 Greenwich Street, 59th Floor
       New York, New York 10007

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 7 to
Draft Registration Statement on Form S-1
                                                            Submitted November
20, 2023
                                                            CIK No. 0001337634

       Dear Eric H. Baker:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Draft Registration Statement on Form S-1 submitted November 20, 2023

       Prospectus Summary, page 1

   1. We note your disclosure that "[o]ver the course of 2023, our business has generated significant growth,
profit and cash flow . . . ." Revise to reconcile with your disclosure on page 86 that you "have
historically incurred cumulative losses and negative cash flows from our operations and
we expect to incur additional losses for the foreseeable future."
                                                        In the bulleted list of
certain 2022 and 2023 results such as GMS, revenue, net income
                                                        (loss) and adjusted
EBITDA, also highlight your cash flow in 2022 and 2023, to provide investors with a
balanced and complete picture of your recent results.
   2. We note your response to prior comment 1 that you will revise "marketing statements and base such statements on
data as of a more recent year in connection with a future
                                                        amendment to the Draft
Registration Statement." In addition to your market statements, we also note that you
continue to rely upon 2021 data with respect to your disclosure
 Eric H. Baker
StubHub Holdings, Inc.
December 15, 2023
Page 2
      regarding aided brand awareness. Please tell us whether you plan to revise such disclosure and/or update the StubHub Brand Study to a more recent year, and if not, explain why it is reasonable to present such results alongside your disclosure that
      "[i]n 2023, % of our traffic across our global ticketing marketplace came through organic channels."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 83

3. We note you revised your non-GAAP measure free cash flow to unlevered free cash flow which adds back net cash paid for interest and other non-recurring cash costs. You also state that unlevered cash flow is a liquidity measure. Tell us how you considered the guidance in Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure.
       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameEric H. Baker
                                                           Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                           Office of Trade &
Services
December 15, 2023 Page 2
cc:       Alison A. Haggerty
FirstName LastName